POSCO and SK Energy to Develop Synthetic Natural Gas

POSCO and SK Energy Co., Ltd. (“SK Energy”) signed a memorandum of understanding with the Korean government to develop clean coal technologies, including synthetic natural gas (produced through a coal-to-gas conversion process utilizing low-quality coal). Domestic production of synthetic natural gas is expected to substantially reduce Korea’s dependence on imported liquefied natural gas.

In respect to the foregoing, POSCO is planning to invest approximately 7.8 billion won for research and development of clean coal technologies, with SK Energy and the Korean government planning to contribute additional funding in the amounts of 17.2 billion won and 25 billon won, respectively.

POSCO further plans to build a synthetic natural gas plant by 2013 with an annual production capacity of 500,000 tons.